UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RealD Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75604L105

(CUSIP Number)

February 8, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Joshua Greer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 110,813 shares (See Item 4(a) below)

	6.	Shared Voting Power 2,089,836 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 110,813 shares (See Item 4(a) below)

	8.	Shared Dispositive Power 2,376,424 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,487,237 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Lisa Greer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares (See Item 4(a) below)

	6.	Shared Voting Power 2,089,836 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 0 shares (See Item 4(a) below)

	8.	Shared Dispositive Power 2,376,424 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,376,424 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 75604L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) The Greer Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares (See Item 4(a) below)

	6.	Shared Voting Power 2,089,836 shares (See Item 4(a) below)

	7.	Sole Dispositive Power 0 shares (See Item 4(a) below)

	8.	Shared Dispositive Power 2,089,836 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,089,836 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer RealD Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 N. Crescent Drive, Suite 200, Beverly Hills, California 90210

Item 2.
	(a)	Name of Person Filing Joshua Greer Lisa Greer The Greer Trust
	(b)	Address of Principal Business Office or, if none, Residence 100 N. Crescent Drive, Suite 200, Beverly Hills, California 90210
	(c)	Citizenship Joshua Greer and Lisa Greer are citizens of the United States of America
	(d)	Title of Class of Securities Common, par value $0.0001
	(e)	CUSIP Number 75604L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
The following describes the ownership of Common Stock by Joshua Greer as of February 8, 2012:

(a)

Amount beneficially owned:

2,487,237 shares(1) of common stock, which includes: (i) 2,089,836 shares(2) of common stock held by The Greer Trust; and (ii) 397,401 shares(3)(4) of common stock for which Joshua Greer could acquire beneficial ownership within 60 days.

(1) This figure does not include 2,000,000 shares of common stock contributed by the Greer Trust to the JGB Trust, Morgan Stanley Private Bank, National Association, trustee (“Trustee”).  The Trustee has sole voting and dispositive power over these shares, and the trust is irrevocable.  The Reporting Persons disclaim beneficial ownership of these shares of common stock, and this report shall not be deemed an admission that the Reporting Persons are beneficial owners of these shares of common stock for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) Joshua Greer and Lisa Greer are joint trustees and have shared voting and investment power over all of the shares held by The Greer Trust.

(3) This figure includes 71,647 shares of common stock held by the Lifetime Benefit Trust for Darrow Feldstein #1, the beneficiary of which is the child of Joshua Greer and Lisa Greer; 71,647 shares of common stock held by the Lifetime Benefit Trust for Emily Greer #1, the beneficiary of which is the child of Joshua Greer and Lisa Greer; 71,647 shares of common stock held by the Lifetime Benefit Trust for Halley Crane #1, the beneficiary of which is the child of Joshua Greer and Lisa Greer;  and 71,647 shares of common stock held by the Lifetime Benefit Trust for Jack Greer #1, the beneficiary of which is the child of Joshua Greer and Lisa Greer.  Joshua Greer and Lisa Greer do not have voting or investment power over any of the shares held in these trusts, but do have the power to substitute the assets held in these trusts.  The Reporting Persons disclaim beneficial ownership of these shares of common stock, and this report shall not be deemed an admission that the Reporting Persons are beneficial owners of these shares of common stock for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(4) This figure includes 110,813 shares of common stock for which Joshua Greer could acquire beneficial ownership within 60 days through the exercise of stock options and the vesting of restricted stock units.

(b) Percent of class: 4.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 110,813 shares (See Item 4(a) above)
(ii) Shared power to vote or to direct the vote 2,089,836 shares (See Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of 110,813 shares (See Item 4(a) above)
(iv) Shared power to dispose or to direct the disposition of 2,376,424 shares (See Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Exhibits

Exhibit 99.1 Agreement to jointly file Schedule 13G/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

/s/ Joshua Greer
Joshua Greer

The Greer Trust

/s/ Joshua Greer
Joshua Greer, Joint Trustee

/s/ Lisa Greer
Lisa Greer, Joint Trustee